

February 5, 2014

<u>Via E-mail</u>
Mr. Kory M. Glen
Chief Financial Officer
Essex Rental Corp.
1110 Lake Cook Road; Suite 220
Buffalo Grove, IL 60089

      Re: **Essex Rental Corp.**
            Form 10-K for the Year Ended December 31, 2012
            Filed March 18, 2013
            File No. 1-34601

Dear Mr. Glen:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John Cash

                    John Cash
                    Accounting Branch Chief